EXHIBIT (a)(13)

[LETTERHEAD OF INFOCUS CORPORATION]

To: Holders of Certain InFocus Options

From: Lisa K. Prentice, Chief Financial Officer

Date: May 19, 2009

Re: Option Exercise / Tender Procedures

As you aware, InFocus has entered into a Merger Agreement with Image Holdings Corporation (“Image”). Under the Merger Agreement, if certain closing conditions are satisfied, Image will acquire InFocus in a two-step process: first, a tender offer, followed by a merger.

On April 27, 2009 Image, through a subsidiary, commenced its tender offer for all of the outstanding InFocus common stock at a cash price of $0.95 per share, net to the seller in cash without interest and subject to any required withholding taxes. The offer will expire at 12:00 midnight, New York time on May 22, 2009 (unless extended pursuant to the Merger Agreement).

As a part of the transactions contemplated by the Merger Agreement, the vesting of all options outstanding under the Company’s 1998 Stock Incentive Plan, as amended (the “Plan”) are being accelerated such that they will become fully exercisable immediately prior to the purchase of shares by Image in the Tender Offer.

You are the holder of an option (the “Option”) to purchase InFocus common stock with an exercise price less than the $0.95 per share merger price. In order to facilitate your exercise of these options prior to the tender offer, the InFocus Board of Directors has authorized a special cashless exercise procedure. Pursuant to this procedure, you will be issued a number of shares of the Company’s common stock equal to the aggregate number of shares subject to the Option, less the number obtained by dividing the aggregate exercise price of such Options by the $0.95 per share offer price, rounded up to the nearest whole share.

In order to take advantage of this special procedure you need to complete, execute and return to Angie Gibson, the Company’s Stock Administrator, the attached “Declaration of Cashless Exercise” as soon as possible, but in no event later than 12:00 Noon Pacific Time on Friday, May 22, 2009, in order to ensure timely issuance and tender of the shares.

Once the shares have been issued, you may decide whether to tender your shares into the offer, or continue to hold them. In a separate memo to all employees, I have explained some of the procedures and considerations involved with tendering your shares. If you would like to tender your shares in the offer immediately after exercise, then you will need to complete the Letter of Transmittal that is included with the other tender offer materials included with this memo, and submit it to Angie Gibson simultaneously with your submission of the completed and executed Declaration of Cashless Exercise. Payment for the shares will be made by Image promptly following completion of the tender offer, and will be made net of applicable withholding taxes.

Sincerely,

Lisa

This document is for informational purposes only and is not an offer to buy or the solicitation of an offer to sell any securities. The solicitation and the offer to buy shares of InFocus common stock are being made pursuant to an Offer to Purchase and related materials that Image Holdings Corporation and IC Acquisition Corp. filed with the SEC on Schedule TO on April 27, 2009. A Solicitation/Recommendation statement with respect to the tender offer was filed by InFocus with the SEC on Schedule 14D-9 on April 27, 2009. Investors and security holders may obtain copies of the tender offer statement and Solicitation/Recommendation statement at the website maintained by the SEC at www.sec.gov. In addition, the tender offer statement and other documents filed with the SEC by Image Corporation and the Solicitation/Recommendation statement and other documents filed with the SEC by InFocus will be available free of charge by contacting Georgeson, Inc., the Information Agent for the Offer, at (800) 460-0079. Shareholders and other investors are urged to read carefully those materials prior to making any decisions with respect to the offer.

INFOCUS CORPORATION

DECLARATION OF CASHLESS EXERCISE

To InFocus Corporation:

This Declaration of Cashless Exercise (this “Declaration”) is delivered by the undersigned holder (the “Holder”) of an option (the “Option”) to purchase common stock of InFocus Corporation (the “Company”). This Declaration is delivered pursuant to a special cashless exercise program implemented under the Company’s 1998 Stock Incentive Plan, as amended (the “Plan”), in connection with the transactions contemplated by that certain Agreement and Plan of Merger dated as of April 10, 2009 by and among the Company, Image Holdings Corporation and IC Acquisition Corp. (the “Merger Agreement”).

Subject to all other terms of the Plan, Participant hereby exercises the Option, effective immediately prior to the Acceptance Date (as such term is defined in the Merger Agreement).

Participant understands and agrees that, following the effectiveness of this Declaration, Holder shall be issued a number of shares of the Company’s common stock equal to the aggregate number of shares subject to the Option, less a number of shares equal to the number obtained by dividing the aggregate exercise price of such Options by the $0.95 offer price, as set forth below:

1.	Grant Date of Option

2.	Merger Price	$0.95 per share

3.	Exercise Price	$ per share

4.	Aggregate Number of Shares subject to Option

5.	Aggregate Exercise Price (Line 3 X Line 4)

6.	Shares withheld in payment of Exercise Price (Line 5 ÷ Line 2)

7.	Total shares issued (Line 4 – Line 6)

Purchaser further understands and agrees that payment for the shares will be made net of applicable withholding taxes.

[Signature Page Follows]

IN WITNESS WHEREOF, Holder has executed this Declaration as of the date set forth below, effective as of immediately prior to the Acceptance Date.

HOLDER:

Dated:

Holder’s Signature

Printed Name

Taxpayer I.D. Number (S.S.N. #)

Address: